L CATTERTON LATIN AMERICA ACQUISITION CORP

599 West Putnam Avenue

Greenwich, CT 06830

November 29, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	L Catterton Latin America Acquisition Corp

Request to Withdraw Registration Statement on Form S-1

File No. 333-256818

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), L Catterton Latin America Acquisition Corp, a Cayman Islands exempted company (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on June 4, 2021.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Ricardo Salmon, Chief Executive Officer, L Catterton Latin America Acquisition Corp, at the above-mentioned address, with a copy to Steven Burwell, Proskauer Rose LLP, Eleven Times Square, New York, New York 10036.

Please do not hesitate to contact Steven Burwell at (212) 969-3634 or sburwell@proskauer.com if you have any questions regarding the foregoing or if we can provide any additional information.

[Signature page follows]

Sincerely,

L Catterton Latin America Acquisition Corp

/s/ Ricardo Salmon
Ricardo Salmon
Chief Executive Officer

cc:	Steven Burwell, Proskauer Rose LLP

Louis Rambo, Proskauer Rose LLP